PUBLIC OFFERING NASDAQ: MBRX Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated February 2, 201 7 Relating to Preliminary Prospectus dated January 18, 2017 Registration No. 333 - 2 14898

Disclaimer The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communicat ion relates (file no. 333 - 214898). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiti ng EDGAR or the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the offering may be obtained, w hen available, by contacting Roth Capital Partners, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678 - 9147. To review a filed copy of our current registration statement, click on the following link: https ://www.sec.gov/Archives/edgar/data/1659617/000114420417002551/v457040_s1a.htm Moleculin Biotech, Inc . has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . All references to dollar amounts in the offering summary or to use of proceeds are subject to change pending a final prospectus . 2

Appendix Updated 1/29/17 3

Industry Overview Cancer Prevalence  Cancer is the second leading cause of death in the US behind heart disease. An estimated 14.5 million American are living with a past or current diagnosis of cancer  National Institutes of Health estimate that nearly 1.7 million new cases will be diagnosed and almost 600,000 Americans may die from cancer this year.  The worldwide cancer drug is estimated to represent approximately $100 billion in annual revenues and experts believ e that figure to increase by 50% over the next 4 years.  One of the largest cancer drug producers in the world is Roche, a Swiss pharmaceutical company whose top 4 anti - cancer drugs comprised almost $16 billion in annual revenues last year. 4 Types of Cancer Affecting US Populations

IP Status 5 Drug/Compound Key Claims Filing Status Remaining Life (years) Notes Annamycin Formulation and Reconstitution To be filed 20 Orphaned Disease status provides 7 - 10 years market exclusivity in addition to patent coverage; additional composition of matter patent possible WP1066 Composition of Matter Issued 10 Pass - thru sublicense from Moleculin WP1122 Composition of Matter Filed 13 Pass - thru sublicense to Moleculin All master licenses with MD Anderson; worldwide exclusivity Note: some technologies have been sublicensed for a portion of the EU to facilitate Polish - based grant funding

6 Annamycin Results  Annamycin has been tested in 6 clinical trials and 114 patients with zero cardiotoxicity reported events ; and, in the two leukemia - focused clinical trials, there were fewer dose - limiting toxicities than normally experienced with one of the leading first - line anthracyclines used for induction therapy  Annamycin demonstrated efficacy in 8 of 16 patients in a Phase I study in adult relapsed or refractory AML patients, with 6 of 14 patients completely clearing leukemic blasts  A 30 patient dose - ranging Phase I/II study in ALL demonstrated a similar efficacy profile, with 3 of 8 patients treated with the maximum tolerable dose clearing their leukemic blasts to a level sufficient to qualify for a bone marrow transplant  Armed with the knowledge of this potential, prophylactic pretreatment known to protect patients from the effects of tumor lysis syndrome will be deployed in future trials .

Pipeline Overview

We have been granted royalty-bearing, worldwide, exclusive licenses for the patent and technology rights related to our WP1066 Portfolio and WP1122 Portfolio drug technologies, as these patent rights are owned by MD Anderson.

	IND Submitted	**Pre-Clinical**	
	Annamycin (AML)	**WP1066 (Multiple Solid/Liquid Tumors)**	**WP1122 (Glioblastoma)**
Market Overview/ Background	Our most mature project is the development of Annamycin for the treatment of Acute Myeloid Leukemia (AML), which we believe is potentially positioned for a pivotal registration trial	The WP1066 Portfolio of small molecules share a common chemical backbone that was inspired by caffeic acid, the active ingredient in bee pollen that has been used in folk medicine for centuries to promote health	WP1122 was specifically designed to slip past the blood brain barrier, using the same chemical trickery that converts morphine into heroin
Moleculin Progress	Annamycin has been in clinical trials pursuant to an Investigational New Drug application, or IND, that had been filed with the U.S. FDA. Due to a lack of development activity by a prior drug developer, this IND was terminated. We have filed our a new IND and plan to commence a Phase I/II clinical trial for Annamycin in the first half of 2017 and have begun identifying clinics. Based on our review of the past trial data, we also believe there is a case for increasing the MTD during this trial.	*In vitro* testing has shown a high level of activity for WP1066 against a wide range of solid tumors, and *in vitro* testing has shown significant activity against head and neck, pancreatic, stomach, and ovarian cancers, as well as metastatic melanoma and glioblastoma, among others. *In vitro* testing in mouse tumor models has shown that WP1066 inhibits tumor growth, and increases survival. A clinician at MD Anderson has advised us that she is proceeding with a physician-sponsored IND for WP1066 treatment of brain tumors. We are not participating in this IND process. The clinician has submitted an IND to the FDA and has indicated that this IND is on hold until documentation of Good Manufacturing Process or GMP production of WP1066 can be presented to the FDA. Notwithstanding its limitations in treating psoriasis, our pre-clinical research has shown WP1220 to be effective in inhibiting cutaneous T-cell lymphoma ("CTCL") in multiple CTCL cell lines. Based on this encouraging data, we are collaborating with a Polish drug development company, Dermin Sp. Zo. O. ("Dermin"), which has received a Polish government grant to begin a clinical trial in Poland for the topical treatment of early stage CTCL patients.	We have proof of concept data including data on survival of animals subjected to xenografts of human brain tumors, as well as biodistribution and pharmacokinetics. In non-optimal doses and treatment regimes, our portfolio performed equal to or better than the current market leader and provided for superior survival for animals treated in combination with temozolomide.

Moleculin

7

Drug/Compound Key Claims Filing Status Notes Annamycin Formulation and Reconstitution Patents to be filed post offering  Orphaned Drug status, if obtained, provides 7 - 10 years market exclusivity in addition to patent coverage; additional composition of matter patent possible WP1066 Portfolio Composition of Matter Patents issued  Portfolio of numerous similar compounds licensed from MD Anderson WP1122 Portfolio Composition of Matter Patents filed  Portfolio of numerous similar compounds licensed from MD Anderson Note: All licenses provide worldwide exclusivity; some technologies have been sublicensed or have options to sublicense to facilitate grant funding Proprietary and Exclusive Technologies 8

Annamycin Additional Information Liposome formulated non - cardiotoxic anthracycline; a potent topo II poison that overcomes MDR 9

Annamycin Highlights Unique liposome formulated anthracycline with demonstrated clinical efficacy against acute leukemia that supports accelerated approval trial Higher efficacy and broader spectrum of activity than clinically used anthracyclines No apparent cardiotoxicity in contrast to all clinically used anthracyclines Activity against multidrug resistant cancers Immediate opportunity as second - line therapy for AML; Phase II results indicate Annamycin could save over 3,000 lives per year in the US alone Additional data may position for first - line therapy, pediatric use; additional indications likely 10

Chemical Structure Comparison Doxorubicin Annamycin 11

Liposomal Formulation of Annamycin Electron micrograph of L - Annamycin (x2,000) Annamycin encapsulated inside multi - lamellar vesicles (lipid spheres) Enhanced uptake by tumor Reduces potential for cardiotoxicity Uniquely suited for lyophilization (freeze drying) enabling storage and transport 12

Annamycin Circumvents MDR Mechanism Annamycin, in contrast to doxorubicin and other important drugs, is able to overcome MDR by circumventing ABC transporter - mediated efflux, including that of P - gp Big Pharma’s unsuccessful approach was to block P - gp . O urs is to circumvent it Annamycin circumvents P - gp, allowing it to enter the nucleus and induce DNA breaks P - glycoprotein pump (P - gp) drives efflux system Current drugs like doxorubicin are expelled by P - gp Cell membrane Cytoplasm Nucleus Example shown: ABCB1/MDR1 P - glycoprotein (P - gp) 13

Cellular Uptake and Efflux of L - ANN and DOX in HL - 60/DOX Cells 1 1000 10000 100 10 TIME (minutes) (L - ANN + VER) + VER (L - ANN + VER) - VER (L - ANN ) + VER (L - ANN ) - VER (DOX + VER) + VER (DOX) + VER (DOX + VER) - VER (DOX) - VER Cells + M Cells + VER L - ANN L - ANN + VER DOX DOX + VER Median Channel Fluorescence UPTAK E EFFLU X 0 30 60 90 120 150 180 210 240 14

Annamycin Is A More Potent Topoisomerase II Poison With A Wider Therapeutic Window Than Doxorubicin


A
CEM
4-demethoxy
4-methoxy
DPC [% Total DNA]
DRUG [µmol/L]
B
CEM/VM-1
ANN
DOX
WP794
WP769
DPC [% Total DNA]
DRUG [µmol/L]

Induction of DNA-protein cross-links by 4-demethoxy and 4-methoxy anthracyclines in CEM leukemic cells with wild-type topo II (A) and CEM/VM-1 cells with mutated topo II (B). [14C]thymidine-prelabeled cells were incubated for 30 minutes with 4-demethoxy anthracyclines [annamycin (ANN; ●), WP769 ( ), and WP794 ( )] and 4-methoxy compounds [doxorubicin (DOX; □) and WP744 ( )] followed by DNA-protein cross-link (DPC) determinations. Percentages of total cellular DNA cross-linked to proteins. Points, mean of two to four experiments carried out in triplicate; bars, SE. Note the expanded scale in B.


A
Topo II Lesions
Tumor Cells
Normal Cells
DPC [% TOTAL DNA]
B
Apoptosis
Tumor Cells
Normal Cells
DNA FRAGMENTATION [% TOTAL]
DRUG [µmol/L]

Topo II lesions and apoptosis induced by annamycin and WP794 in normal cells. A, topo II–mediated DNA-protein cross-links in normal WI-38 fibroblasts incubated for 30 minutes with annamycin (●) and WP794 ( ). Dotted and dashed pale lines, tracings of annamycin and WP794 effects, respectively, in tumor CEM cells from Fig. 2. B, apoptosis induced after a 24-hour incubation of normal WI-38 fibroblasts with annamycin (●) and normal prostate PrEC cells with annamycin ( ) and WP794 ( ). Dotted and dashed pale lines, tracings of annamycin and WP794 effects, respectively, in tumor CEM cells from Fig. 5. Points, mean of two experiments; bars, SE.

Source: A Trevino, B Woynarowska, T Herman, W Priebe, J Woynarowska; Enhanced topoisomerase II targeting by annamycin and related 4-demethoxy anthracycline analogues; Mol Cancer Th er 2004;3(11): 1403-101

15

L - Annamycin is Dramatically More Potent Than Doxorubicin Against Multidrug Resistant Tumor Cell Lines 63 356 296 117 263 4 9 5 3 7 0 100 200 300 400 Squamous cancer Lymphocytic leukemia Myeloma Myelocytic leukemia Breast carcinoma 16.3 10.5 1.5 1.4 0. 4.5 9. 13.5 18. Breast carcinoma Small cell lung cancer DOX L-ANN Susceptible Resistant KB CEM 8226 HL60 MCF - 7 KB/V1 CEM/Vbl 8226/Dox HL60/Dox MCF - 7/Dox MCF - 7 UMCC1 MCF - 7/VP UMCC1/VP Resistance Index Resistance Index: IC 50 of Resistant Cells/IC 50 of Susceptible Cells MDR1 Human Cell Lines MRP1 Human Cell Lines 16

L - Annamycin is Non - Cardiotoxic in FDA Required Tests 0 100 25 0 0 25 50 75 100 43 60 100 8 7 0 0 25 50 75 100 Control Doxorubicin Free Annamycin L - Annamycin 50 50 50 Doxorubicin L - Annamycin 20 30 40 20 30 40 Experiment 1 (6 weekly IV injections) Experiment 2 (10 weekly IV injections) Dose (%LD10) % of Mice with Heart Lesions 17

In Vivo Antitumor Activity of L-Annamycin

Tumor	Inoculation/Treatment	Tumor Site	End-Point	Antitumor Activity	
				L-ANN	DOX
L1210 leukemia	ip/ip	ascitic	survival	+++	++
B16 melanoma	ip/ip	ascitic	survival	++	++
B16 melanoma	sc/iv	sc	TGI	++	+
M5076 reticulosarcoma	iv/iv	liver	survival	++	NONE
M5076 reticulosarcoma	sc/iv	sc, liver	survival	++	NONE
Lewis lung carcinoma	iv/iv	lungs	survival	++	NONE
KB human xenograft	sc/iv	sc	TGI	++	++
KB-V1 human xenograft	sc/iv	sc	TGI	++	+/-

18

Clinical Development of L - Annamycin Annamycin has now been tested in 114 patients with no signs of cardiotoxicity and substantially fewer dose - limiting toxicities than Doxorubicin Solid Tumors • Phase I study in solid tumors refractory to Doxorubicin (completed; 36 patients) • Phase I/II study in breast cancer refractory to Doxorubicin and/or Taxane (completed; 13 patients) • Phase I/II study in recurrent breast cancer (completed; 12 patients) Acute Leukemia • Phase I study in adult refractory or relapsed AML, ALL or Blastic Phase of CML (completed; 20) • Phase I/II study in adult refractory ALL (completed; 30 patients) • Phase I study in pediatric refractory acute lymphocytic leukemia (shortened; 3 patients) 19

Phase I AML/ALL Study Results Enrollment: 17 AML patients and 3 ALL patients 50% of subjects (i.e., 8 out of 16 subjects) had an efficacy signal Cleared their circulating blasts 43% (i.e., 6 out of 14 subjects) had complete removal of leukemia Cleared their bone marrow blasts to <5% MDR - 1 and MRP levels were found not to prevent marrow aplasia. 20

Phase I/II Adult ALL Study Results MTD was determined to be 150 mg/m2/day 8 subjects completed 1 treatment cycle 1 treatment cycle = 3 consecutive days followed by 18 days off of study drug 5 of 8 subjects (62%) had an efficacy signal All 5 cleared circulating blasts 3 of 8 subjects (38%) also cleared BM blasts 1 underwent a curative BMT 2 had grade 5 SAE ’ s resulting from tumor lysis syndrome (strong efficacy signal) 21

Current Limitations of Anthracycline - Based Induction Therapies Multidrug resistance Up to 80% relapses, 20%+ refractory Varies depending on age Dose - limiting toxic side effects Acute and long - term cardiotoxicity Cumulative dose toxicity often limits continued use 22

Annamycin Has Advantages Over All Current Therapies

	Drug	Anthracycline Efficacy	Circumvents MDR1 mechanisms	Avoids Cardiotoxicity
Anthracyclines	**Annamycin**	**Yes**	**Yes**	**Yes**
	Doxorubicin	Yes	No	No
	Daunorubicin	Yes	No	No
	Epirubicin	Yes	No	No
	Idarubicin	Yes	No	No
	Vincristine	No	No	-
	Vinblastine	No	No	-
	Paclitaxel	No	No	-
	Docetaxel	No	No	-
	Etoposide	No	No	-
	Mitomycin-C	No	No	-
	Actinomycin-D	No	No	-
	Mitoxantrone	No	No	-

23

Leukemia Types and US Prevalence Most case of leukemia occur in older adults; the median age is 66 In 2014, leukemia is expected to strike approx. 12 times as many adults (47,666) as children, adolescents, and young adults - <20 years old (4,103) 1 8 , 860 patients were diagnosed with acute myeloid leukemia (AML) in 201 4 For AML, Management estimates approximately 18,000 of the 18,860 cases for AML were for adults. ALL , 6020 AML , 18860 CLL , 15720 CML , 5980 Other , 5800 Leukemia & Lymphoma Society, Facts 201 3 – 201 4 . http:// www.lls.org/sites/default/files/fileassets/facts.pdf; https :// www.lls.org/http%3A/llsorg.prod.acquia - sites.com/facts - and - statistics/facts - and - statistics - overview/facts - and - statistics/childho od - blood - cancer - facts - and - statistics UpToDate, 9/7/16, Acute myeloid leukemia in children and adolescents, K. Tarlock, MD & T. Cooper, DO Management Estimates. 24

Adult AML Approximately 18,000 Adults in the US were diagnosed with AML in 201 4 Roughly 70 - 80% (say 75%) are expected to relapse or be refractory to first - line therapy (13,500) 25 Leukemia & Lymphoma Society, Facts 201 3 – 201 4 . http:// www.lls.org/sites/default/files/fileassets/facts.pdf; https :// www.lls.org/http%3A/llsorg.prod.acquia - sites.com/facts - and - statistics/facts - and - statistics - overview/facts - and - statistics/childho od - blood - cancer - facts - and - statistics Management Estimates. Adult AML Relaspe or Refractory Survivial on First line Therapy

WP1066 Portfolio Additional Information Novel compounds that rapidly block key oncogenic transcription factors (OTF’s) 26

WP1066 Highlights Novel mechanism of action: concerted blockade of key oncogenic transcription factors (STAT3, HIF1 - α and STAT5) via rapid induction of their ubiquitination Design based on a natural product scaffold High in vivo activity in a broad range of tumor models High CNS uptake 27

STAT3 is a Very Promising Molecular Target for Therapeutic Intervention Well characterized and validated molecular target in many cancers WP1066 inhibits potently p - STAT3 Inhibition is not dependent on upstream effectors Data thus far shows that our blocking p - STAT3 produces significant therapeutic effects in a wide range of tumor models STAT3 can be activated through many different pathways WP1066 inhibits p - STAT3 regardless of the upstream activation pathway 28 Survival Proliferation Invasion Angiogenesis Metastasis Inflammation

WP1066 Efficiently Blocks p-STAT3 in WM35 Melanoma Cells


A
WM35
Medium
IFN-α
IFN-β
IFN-γ
IL-2
IL-6
IL-15
IL-20
IL-22
p-STAT3-Y705
STAT3
β-actin
Lane: 1 2 3 4 5 6 7 8 9
B
WM35
Relative level of p-STAT3 Y705
10000
8000
6000
4000
2000
0
Medium
IFN-α
IFN-β
IFN-γ
IL-2
IL-6
IL-15
IL-20
IL-22
20 ng/ml
C
WM35
WP1066 (μM, 4hrs)
WP1066 (10 μM, hrs)
IFN-α (20 ng/ml)
- + + + + + + + +
0 0 2.5 5 10 0 0.5 2 4
p-STAT3-Y705
STAT3
β-actin
Lane: 1 2 3 4 5 6 7 8 9
D
WM35
Relative level of pSTAT3 Y705
15000
10000
5000
0
(μM, 4hrs)
(10 μM,hrs)
0 0 2.5 5 10 0 1/2 2 4
IFN-α (20 ng/ml)
- + + + + + + + +
WP1066

29

WP1066 Inhibits IFN-α Induced STAT3 Phosphorylation In Primary Cells MDA-PATC53 Isolated From A Patient Tumor Specimen


MDA-PATC53
IFN-α
-
+
+
+
+
10 μM WP1066 (min)
0
0
30
60
120
p-STAT3Y705
DAPI
Overlay

MDA-PATC 53 cells (5x10^4/well) were seeded in chambered slides coated with ECM . Cells were treated as indicate and incubated for 90 min with secondary Abs (goat anti-rabbit-AF488). Slides were mounted using anti FADE medium and imaged on SP2 Leica confocal system.

30

WP1066 Inhibits Adhesion Of Human Pancreatic Cell Lines To ECM 0. 30. 60. 90. 120. control 2.5 5 10 20%, control WP1066, uM MDA PATC 53 Colo 357 FG The adhesion receptors, together with extracellular ligands in the tumor microenvironment, couple the extracellular environment to intracellular signals, thereby enhancing cancer cell migration, invasion, proliferation, and survival. Therefore, inhibition of cell adhesion in cancer potentially constitutes an important element of the effective cancer treatment. 31

Hypoxia Inducible Factor-1α (Hif-1α) Is An Important Target For Anticancer Drug Design



Cell proliferation
Cell survival
Apoptosis
Motility
Cytoskeletal structure
Cell adhesion
Erythropoiesis
Angiogenesis
Vascular tone
HIF-1α
Regulation of transcription
pH regulation
Regulation of HIF-1 activity
Epithelial homeostasis
Nucleotide metabolism
Iron metabolism
Glucose metabolism
Extracellular-matrix reg.
Energy metabolism
Amino-acid metabolism

Multiple effects of HIF-1α on cellular function

32

HIF - 1α Drives Both Glycolytic Pathway & Angiogenesis Induction  33

WP1066 Efficiently Blocks Constitutively Activated and Induced HIF - 1α in WM35 Melanoma Cells A C E 34

In Vivo Activity of WP1066 Has Been Confirmed in Multiple Tumors Melanoma Glioblastoma (CNS) Head and neck tumors Bladder cancer Renal cancer Pancreatic cancer 35

Examples Of WP1066 In Vivo Activity In Mice Tumor Models: (A) Inhibits Tumor Growth, (B) Blocks Angiogenesis And (C) Increases Mice Survival (B) WP1066 Reduction in Tumor - Associated Microvasculature MDA1986 Control WP1066 CD31 Staining (C) WP1066 Increases Survival of C57BL/6J Mice with Established Intra - Cerebral B16 Murine These are representative examples of WP1066 in vivo activity observed in a panel of mice tumor models 36 Control WP1066 Tumor + vehicle control (og) Tumor + WP1066 40 mg/kg (og)

WP1066 Inhibits In Vivo STAT3 Pathway, Blocks Proliferation, And Reduces Tumor - associated Microvasculature In Colo357fg Xenograft Control WP1066 Ki - 67 100 0 20 40 60 80 P< 0.001 Control WP1066 Microvessel density (CD 31+) P = 0.003 0 40 80 120 160 CD31 Control tumor WP1066 treated tumor P - STAT3 STAT3 VEGF Survivin Actin 37

Proposed MOA of WP1066:

Deubiquitinase-Mediated Control of p-STAT3

Aberrant deubiquitination can lead to constitutive activation of STAT3

WP1066 blocking of DUBs shifts the equilibrium towards ubiquitinated p-STAT3


WP1066
blockade
p-STAT3, an activated form of STAT3
STAT3
P
Deubiquitination
Ubiquitination
Ub
Marked For Degradation
Proteasomal Degradation
Proteasome

Activated STAT3 (p-STAT3) relies on deubiquitinating enzymes (DUBs) to reverse ubiquitination and decrease proteasomal hydrolysis

---

WP1066 inhibition of DUBs increases ubiquitination of p-STAT3 and leads to the depletion of this oncogenic protein in the tumor cell

38

Ubiquitin Marks Target Proteins For Different Fates



Ub
K
or

Name	Function
Monoubiquitin	• Histone regulation • Endocytosis • Viral budding
K48-linked polyubiquitin	• Proteasomal degradation
K63-linked polyubiquitin	• DNA damage • Vesicle trafficking • Kinase activation
K6-linked polyubiquitin	• Unknown
K29-linked polyubiquitin	• Implicated in targeting substrates to proteasome

Our newly discovered class of compounds, represented by WP1066 induce rapid ubiquitination of transcription factors; exact mechanism being investigated

(Lys^{48}, K48; Lys^{63}, K63; Lys^{6}, K6; Lys^{29}, K29)

Biochemical Journal (2008) Volume **414**, 161-175

39

WP1066 Treatment Increases Poly - ubiquitinated Proteins In Panc1 And Primary Cells Isolated From A Patient Tumor Specimen 40

WP1066 Induces K - 48 And K - 63 Residue Linkage Dependent Polyubiquitination In Melanoma 41

WP1122 Additional Information Metabolic inhibitor that crosses BBB 42

Metabolic Inhibitor Highlights First - in - class new molecule for treatment of glioblastoma (brain cancer) capable of crossing blood brain barrier (BBB) In vivo data shows stronger performance than current standard of care, Temodar, which is a billion dollar drug Short, inexpensive path to proof of concept and licensing viability Provides basis for improved diagnostic imaging technology 43

Glycolysis and The Warburg Effect “Tumors rely preferentially on glycolysis even in the presence of abundant oxygen for adenosine triphosphate (ATP) production.” (Warburg, O. “The Metabolism of Tumors” London: Constable Press, 1930) Tumor cells favoring aerobic glycolysis will use 18 - fold more glucose than normal cells relying on oxidative phosphorylation to produce the same amount of ATP (energy) 44

Impacting Brain Cancer PET imaging relies on a modified glucose with a radio - tracer (F 18 DG) Tumors over - consume F 18 DG because of their dependence on glycolysis This property was the inspiration to develop therapeutically useful inhibitors of glycolysis for brain tumors F 18 DG PET MRI 45

Inhibiting Metabolism Started with 2 - DG 2 - Deoxy - glucose (2 - DG) shown to block tumor metabolism of glucose Great concept in vitro but 2 - DG can’t be a successful drug: Extremely short biological half - life Extensive drug metabolism and competition from natural glucose limits effectiveness of 2 - DG as a drug Continuous exposure to 2 - DG is required to initiate metabolic inhibition 2 - DG has limited IP potential Glucose 2 - DG Great concept in vitro but …. 2 - DG does not have drug - like properties 46

WP1122 Improves on 2 - DG Example: heroin is the diacetyl ester of morphine that increases 100 - fold levels of morphine in the brain WP1122 is the diester of 2 - DG, which greatly enhances CNS uptake and levels of 2 - DG in the brain WP1122 47

WP1122 Achieves Superior CNS Levels 0 350 700 1050 1400 2-DG WP1122 48 Mean CNS Concentration (µg/gm) Peak CNS Concentration (µg/gm) T last (minutes) AUC (µg/gm*hr) 2 - DG CNS distribution and retention was measured after oral administration of equimolar amounts of 2 - DG and its diacetate, WP1122 CNS distribution and retention of 2 - DG is dramatically higher when generated from WP1122

In Vitro Comparison of WP1122 and 2 - DG against Glioblastoma U87 Cells 49 Compound IC 50 (mM) WP1122 0.8 2 - DG 11.4 0.2 0.6 1.0 2.0 5.0 10 15 30 Concentration (mM) 0 25 50 75 100 Survival (% of control)

In Vivo Findings - WP1122 is Effective In Vivo against Gliomas 50 Orthotopic Glioblastoma Model in Mice WP1122 used alone has at least the same or greater activity than temozolomide ( Temodar ® ), a current standard of care in patients diagnosed with glioblastoma 0 2 4 6 8 10 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 # of Animals Days Control Temodar WP1122